MATERIAL CHANGE REPORT

1.	Name and Address of Company TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2900, 330 – 5th Avenue S.W. Calgary, Alberta T2P 0L4 Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change September 28, 2004

3.

News Release

A press release dated September 28, 2004, disclosing in detail the material summarised in this material change report was disseminated through the facilities of CCN Newswire (Canada and U.S. disclosure package) on September 28, 2004 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.

Summary of Material Change

On September 28, 2004, TransGlobe announced a successful development well at Tasour #13. Tasour #13 is a step-out appraisal well on the western flank of the Tasour Field in Block 32 and was put on production with initial production of 2,240 barrels of oil per day (309 barrels of oil per day to TransGlobe) and 5, 740 barrels of water per day. This has increased the total production from the Tasour Field to approximately 19,500 Bopd, of which TransGlobe's share is approximately 2,693 Bopd. As a consequence of the positive results from Tasour #13 another development well (Tasour #14) will be drilled in the same area.

5.	Full Description of Material Change See the attached press release.

6.	Reliance on Subsection 7.1(2) or(3) of National Instrument 51-102 Not Applicable

7.	Omitted Information Not Applicable

8.	Executive Officers For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 264-9898.

9.	Date of Report September 28, 2004

News From...	Suite 2900, 330 – 5th Avenue, S.W. Calgary, Alberta, Canada T2P 0L4 Tel: [403] 264 9888 Fax: [403] 264-9898 E-mail: trglobe@trans-globe.com Website: http://www.trans-globe.com

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
 SUCCESSFUL APPRAISAL WELL
IN REPUBLIC OF YEMEN

TSX: "TGL" & AMEX: "TGA"

Calgary, Alberta, Tuesday, September 28, 2004 - TransGlobe Energy Corporation ("TransGlobe" or the "Company") is pleased to announce a successful development well at Tasour #13.

BLOCK 32, REPUBLIC OF YEMEN (13.81% working interest)

Successful appraisal well at Tasour #13:
Tasour #13 is a step-out appraisal well on the western flank of the Tasour Field in Block 32 and was put on production with initial production of 2,240 barrels of oil per day (309 barrels of oil per day to TransGlobe) and 5,740 barrels of water per day. This has increased the total oil production from the Tasour Field to approximately 19,500 Bopd, of which TransGlobe's share is approximately 2,693 Bopd. As a consequence of the positive results from Tasour #13 another development well (Tasour #14) will be drilled in the same area. This well could be put on stream in early November 2004.

TransGlobe is a growth oriented international exploration and production company with its corporate office in Calgary, Alberta, Canada. TransGlobe has achieved a production growth rate of 38% per year over the past three years and expects to produce an average of 3,600 Boepd during 2004. TransGlobe is well positioned for continued growth with interests in three production sharing agreements in the Republic of Yemen (two producing, one exploration), one exploration concession in the Arab Republic of Egypt and producing oil and gas properties in Alberta, Canada.

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
s/s David C. Ferguson	- or -
Lloyd W. Herrick, Vice President & C.O. O.

Executive Offices:
David C. Ferguson,	#2900, 330 –5 th Avenue, S.W.,
Vice President, Finance and C.F.O.	Calgary, AB T2P 0L4

Tel: (403) 264 -9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com